U.S. Securities and Exchange Commission Division of Corporate Finance 100 F Street, NE Washington, DC 20549	July 24, 2025

Electronically filed through EDGAR

Re: CS Diagnostics, Corp. (CSDX) Form 10-12G (File No. 000-29611)

Dear Sir or Madam:

Pursuant to the Securities Exchange Act of 1934, as amended (the “Securities Act”), CS Diagnostics, Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Form 10-12G filing (File No. 000-29611), filed on July 22, 2025, together with all exhibits and amendments thereto (collectively, the “Information Statement”).

The Company intends to amend and update its Information Statement and will re-submit a revised registration form to the Commission. This withdrawal request aims to avoid any potential confusion and to ensure that the Commission and the investing public receive accurate and current information.

If you have any questions with respect to the foregoing, please call Wendy Culbertson of Mavacy, PLLC at 602-706-1336.

Respectfully submitted,

Mohammad EsSayed

Group Chief Financial Officer